SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 13th February, 2004, for the 4th Quarter of 2003

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No : X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

13.02.04 11:09 TEL PRESENTATIONS CAPITAL MARKETS DAY
13.02.04 08:56 TEL PRESENTATION MATERIAL
13.02.04 08:10 TEL TELENOR ASA FOURTH QUARTER 2003 RESULTS
13.02.04 08:41 TEL CORRECTION IN Q4 2003 REPORT
SIGNATURES

13.02.2004 11:09:59	TEL	TEL — PRESENTATIONS CAPITAL MARKETS DAY	PRESENTASJONSMATERIALE

13.02.2004 08:56:17	TEL	TEL — PRESENTATION MATERIAL	PRESENTASJONSMATERIALE

13.02.2004 08:41:37	TEL	TEL — CORRECTION IN Q4 2003 REPORT	DELÅRSRESULTAT

13.02.2004 08:10:59	TEL	TEL — TELENOR ASA FOURTH QUARTER 2003 RESULTS	DELÅRSRESULTAT

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13.02.04 11:09 TEL PRESENTATIONS CAPITAL MARKETS DAY

The presentations for the Capital Markets Day is now available on:
http://www.telenor.com/ir/presentations/cmd04/ and
http://www.telenor.no/ir/presentasjon/kmd04/

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13.02.04 08:56 TEL PRESENTATION MATERIAL

Attached is presentation material from Telenor.

4/11

Year-end 2003

Jon Fredrik Baksaas
CEO

1

Operational highlights Q4 2003

●	Continued high domestic market shares

●	Good growth and further streamlining of the international mobile assets

●	Acquired 100% of Sonofon and established Nordic Mobile

●	Achieved targets in Broadcast

●	Powerful execution of Delta 4

●	Proposed dividend of 1 NOK per share

Share price development since previous Capital Markets Day

2

Telenor 2003

3

Reported P&L

	Q4 2003	Q4 2002	2003	2002

Revenue	13 801	13 042	53 121	48 826
EBITDA	4 883	3 590	18 302	13 469
EBIT	2 173	(2 101)	7 560	(320)
Profit before Tax	1 884	(5 445)	7 426	(5 136)
Net Profit	999	(4 576)	4 560	(4 298)
NOKm

4

Cost cutting and capital discipline

5

Delta 4 — Powerful execution

6

Balance sheet

Improving key figures

	31 Dec 2003	31 Dec 2002

Net Debt (NOK Bn)	17.8	26.9
Equity Ratio (%)	47.0%	41.7%
Net Debt / Equity (%)	44%	72%
Net Debt / EBITDA* (x)	1.0	2.0

Target Maintain single-A rating

     *EBITDA excludes gains and losses last 4 quarters

7

Market shares — Norway

●	Stable market share for fixed in 2003

●	Market leader within ADSL

●	Mobile market share stabilised

Source: Telenor

8

Highlights Mobile

●	Continued strong growth in international mobile

●	Stable domestic market share

●	EBITDA 9 567 NOKm, Capex 3 667 NOKm

●	EBIT 5 224 NOKm

     *Excl. gains

9

Telenor 2004

DTAC: 40,3% represents Telenor’s indirect ownership in DTAC (Direct ownership share in DTAC: — Telenor: 30%, — UCOM: 40,3%)

10

Value Creation — ‘The Mobile Way’

●	Maximise cash flow in mature markets

●	Secure increased usage and continued subscriber growth

●	Evaluation of new growth opportunities

11

Execution of Scandinavian mobile synergies

Telenor acquires Sonofon

●	Sonofon is the 2nd largest mobile operator in Denmark

●	High quality subscriber base

●	Continued growth in operating cash flow since 2001

●	The transaction was completed Feb. 12th 2004

12

Execution of Scandinavian mobile synergies

One operation — national markets

●	Scandinavia increasingly becoming one mobile market

●	Better positioned to serve pan-Scandinavian customers

●	Strong position in Scandinavia important for international expansion

●	Provides Telenor with economies of scale

●	Synergies of more than one billion kr in NPV

13

Highlights Fixed 2003

●	Stable revenues and margins in Norway

●	Strong growth in Sweden

●	Comincom-Combellga merged with Golden Telecom (Russia)

●	EBITDA 9 567 NOKm, Capex 3 667 NOKm

●	EBIT 5 224 NOKm

     *Excl. gains and losses

14

Highlights Broadcast 2003

●	Revenue growth and improved EBITDA margin

●	Continued subscriber growth

●	EBITDA 1 229 NOKm, Capex 252 NOKm

●	EBIT 181 NOKm

     *Excl. gains and losses

15

Strategic priorities

●	Maintain a strong home market position

●	Execute Scandinavian mobile synergies

●	Create value in international mobile

16

Outlook for 2004

●	Continued revenue growth

●	Stable EBITDA margin

●	Capex slightly above 2003

17

The future Telenor

●	Domestic operator with high market shares and a strong cash flow

●	International mobile assets with growth exposure

18

13.02.04 08:10 TEL TELENOR ASA FOURTH QUARTER 2003 RESULTS

Telenor’s revenues increased by 6% to NOK 13,801 million. Telenor’s EBITDA margin increased from 27.5% to 35.4%. EBITDA was NOK 4,883 million in the fourth quarter of 2003. Operating profit was NOK 2,173 million and profit before taxes and minority interests was NOK 1.9 billion. Capex was NOK 2,450 million. Net interest-bearing liabilities were NOK 17.8 billion at the end of 2003. The board will propose a dividend of NOK 1.00 per share for 2003.

Telenor’s revenues increased by 6% to NOK 13,801 million. Adjusted for the effect of acquisitions and dispositions of operations and currency fluctuations, the growth in revenues was approximately 8%.

Telenor’s EBITDA margin increased from 27.5% to 35.4%. EBITDA was NOK 4,883 million in the fourth quarter of 2003. The increase was primarily due to improved underlying operations in the form of cost savings and increased revenues in 2003, and special items in 2002.

Telenor had an operating profit of NOK 2,173 million in the fourth quarter of 2003 compared to an operating loss of NOK 2,101 million in the fourth quarter of 2002. In addition to the above-mentioned effects, the change was affected by write-downs of NOK 2.8 billion in 2002. Profit before taxes and minority interests increased by NOK 7.3 billion to NOK 1.9 billion.

Telenor’s program for improving operational efficiency, Delta 4, is progressing better than originally expected. EBITDA in Mobile increased by 20% to NOK 2,494 million, and the EBITDA margin increased by 2.7 percentage points to 39.5%.

EBITDA in Fixed-Norway increased by 21% to NOK 1,608 million, and the EBITDA margin increased by 6.8 percentage points to 35.3%.

Telenor’s market share for mobile services in Norway was 57% at the end of 2003 measured in number of subscriptions. The market share for fixed line telephony measured in traffic minutes was just over 69%. Telenor’s market shares for mobile services and fixed line telephony in Norway were at the same level as at the end of the third quarter of 2003.

Broadcast had an operating profit of NOK 132 million compared to an operating loss in the fourth quarter of 2002. Capital expenditure was NOK 2,450 million compared to NOK 2,680 million in the fourth quarter of 2002. Net interest-bearing liabilities were NOK 17.8 billion at the end of 2003, a decrease of NOK 3.8 billion from the end of the third quarter.

Profit before taxes for the year 2003 was NOK 7.4 billions compared to a loss of NOK 5.1 billion in 2002. The loss in 2002 was largely due to writedowns. When adjusted for special items, there was an increase of NOK 3.8 billion to a profit before taxes of NOK 6.3 billion in 2003, primarily due to increased revenues and improved margins. Capital expenditure decreased in 2003 compared to 2002 due to

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reduced investments in the fixed network and properties in Norway.

In December 2003, Telenor entered into an agreement to acquire the remaining 46.5% ownership interest in Sonofon for DKK 3,050 million. The transaction was completed on 12 February 2004. A separate management group was established for the Nordic mobile operations with the primary task of realising synergies between these operations.

In January 2004, Telenor entered into an agreement with the Norwegian state, which is the largest shareholder in Telenor, in connection with Telenor’s program to buy back its own shares. The state agreed to cancel an amount of its own shares proportional to the amount of Telenor shares which Telenor repurchases in the market against payment by Telenor. As a result, the state’s ownership interest will remain unchanged. As of 12 February 2004, Telenor had purchased 1,390,000 own shares in the market in accordance with the authority granted by Telenor’s general meeting of 8 May 2003.

The board will propose a dividend of NOK 1.00 per share for 2003, an increase from NOK 0.45 per share in 2002.

Outlook: Telenor expects a positive development in the results for the Group for 2004 compared to 2003, excluding special items. Growth in revenues is expected to continue, driven by international mobile operations. In addition, we expect the EBITDA margin to be approximately in line with 2003 after the consolidation of Sonofon, adjusted for special items. In markets with decreasing growth, there will be an increased focus on preserving Telenor’s current market positions. This may affect margins. Capital expenditure is expected to be higher than in 2003 as a consequence of the purchase of satellite capacity, consolidation of Sonofon and investment in new mobile technology in Norway.

For Telenor’s mobile operations outside of the Nordic region a continued growth in revenues is expected in 2004, but at a lower rate than in 2003. Increased competition in several of the markets may exert pressure on the EBITDA margin compared to 2003, and it is uncertain whether lower prices and increased use of marketing resources can fully be offset by extraction of synergies. For the Norwegian mobile operation, Telenor’s focus will be on maintaining its market position. Further, Telenor intends to focus on extracting synergies following the takeover of Sonofon. The effects of synergies are expected from 2005.

The development in revenues for Fixed Norway will be affected to what extent expected increased ADSL and wholesale revenues compensate for lower traffic revenues and reduced subscription fees as a consequence of sale of access lines on a wholesale basis which started in the autumn of 2003. Excluding special items, it is expected that the EBITDA margin will be approximately in line with 2003.

In Broadcast and in other units an improved EBITDA is expected in 2004.

An increasing share of Telenor’s revenues and profits are from operations outside Norway. This increases Telenor’s exposure to currency fluctuations and political risk. At the same time, regulatory matters may have an impact

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on Telenor’s results.

The Board of directors has revised the dividend policy for Telenor. The new policy states that Telenor intends to distribute an annual dividend equal to 40%-60% of a normalized net income. The goal is to have a stable increase in the annual ordinary dividend per share. In addition the board of Telenor ASA will request a new approval from the general meeting to buy back Telenor shares.

7/11

13.02.04 08:41 TEL CORRECTION IN Q4 2003 REPORT

Losses on disposal of fixed assets and operations are NOK 28 million and not NOK 228 million which is stated in the printed version of the report. Attached a corrected version of the report.

8/11

Telenor:

Fourth quarter and preliminary results for the year

(Fornebu, Norway 13 February 2004) Telenor’s revenues increased in 2003 by 8.8 per cent compared to the previous year to approximately NOK 53.1 billion. Operating profit in 2003 was NOK 7,560 million compared to an operating loss of NOK 320 million in 2002. The result before taxes increased from a loss of approximately NOK 5.1 billion in 2002 to a profit of approximately NOK 7.4 billion in 2003.

In the fourth quarter of 2003 revenues increased by 6 per cent to NOK 13,801 million compared to the fourth quarter of 2002. Operating profit in the fourth quarter of 2003 was NOK 2,173 million compared to a loss of NOK 2,101 million in the same quarter of the previous year. The result before taxes increased in the same period from a loss of NOK 5,445 million to a profit of NOK 1,884 million. The 2002 results were strongly influenced by write-downs.

EBITDA (operating profit before depreciations and write-downs) was NOK 18,302 million for 2003, an increase of 36.0 per cent compared to the previous year. In the fourth quarter EBITDA was NOK 4,883 million, an increase of 1,293 million compared to the fourth quarter of 2002. The EBITDA margin increased from 27.6 per cent in 2002 to 34.5 per cent in 2003. In the fourth quarter of 2003 the EBITDA margin was 35.4 per cent, an increase from 27.5 per cent compared to the same quarter in 2002.

The market shares for mobile and fixed telephony in Norway have been stable since the end of the third quarter of 2003. The estimated market share for GSM mobile telephony in Norway, measured in the number of subscriptions, was around 57 per cent at the end of 2003. For fixed telephony in Norway, Telenor’s market share measured in traffic minutes was 69 per cent at the end of 2003.

At the end of 2003 Telenor had a total of 34.8 million mobile subscriptions (including 100 per cent affiliated and consolidated companies), of which 2.4 million were in Norway. Mobile had revenues of NOK 23,810 million in 2003 and an operating profit of NOK 5,224 million. Corresponding figures for 2002 were NOK 20,346 million and NOK 1,414 million respectively. EBITDA in Mobile in 2003 was NOK 9,567 million, an increase from NOK 7,482 million in 2002. The EBITDA margin increased from 36.8 per cent in 2002 to 40.2 per cent in 2003 primarily due to underlying improvements in margins in international mobile operations.

In Fixed, EBITDA increased from NOK 5,597 million in 2002 to NOK 6,665 million in 2003. The EBITDA margin increased during the same period from

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28.0 per cent to 32.5 per cent. This increase was primarily related to an increased contribution margin and reduced operating costs.

Broadcast increased revenues by 33.7 per cent in 2003 compared to 2002 to NOK 4,820 million. EBITDA increased from NOK 499 million to NOK 1,229 million and the EBITDA margin increased from 13.8 per cent to 25.5 per cent during the same period.

Capital expenditure for the Telenor group was NOK 6,454 million in 2003. This was NOK 2,435 million less than in 2002. At the end of 2003 the net interest-bearing liabilities were NOK 17.8 billion, which was approximately NOK 9 billion less than at the end of 2002.

“Results of our strategy and efficiency measures are now becoming evident, allowing us to demonstrate improved margins, lower investments and lower debt in 2003,” says Jon Fredrik Baksaas, President and CEO of Telenor. “Delta 4, the programme for operational efficiency, is still ahead of our original objective to reduce the gross cost base by NOK 4 billion by the end of 2004 compared to 2001. At the same time we anticipate continued positive developments in results in 2004 and continued growth in revenues, driven by our international mobile operations,” says Baksaas.

Contact person
Chief Press spokesman Dag Melgaard, tel.: (+47) 67 89 26 71 or (+47) 901 92 000

To editorial offices:

Press and analyst conference
In connection with the quarterly results, a press and analyst conference will be held in the Telenor Expo auditorium at Fornebu, Norway on Friday 13 February at 9:00 AM Norwegian time. Jon Fredrik Baksaas, president and CEO, will discuss the results for the quarter and the year as a whole.

Internet transmission
The press and analyst conference will be streamed over the Internet, transmitted live and sent as a recording after the conference, on http://www.telenor.com/ir

Capital Markets Day
On the same day, from 11:30 AM to 5:00 PM a Capital Markets Day will be held for investors and analysts. For further information about the Capital Markets Day, go to http://www.telenor.com/ir

Materials
The entire quarterly report and the presentations used during the press and analyst conference will be available on http://www.telenor.com/ir

10/11

The fourth quarter of 2003 showed a growth in revenues for the Telenor Group of 6% to NOK 13.8 billion. Profit before taxes and minority interests increased to NOK 1.9 billion.

Telenor ASA fourth quarter of 2003

KEY POINTS FROM THE FOURTH QUARTER OF 2003
COMPARED TO THE FOURTH QUARTER OF 2002

•	Telenor’s revenues increased by 6% to NOK 13,801 million. Adjusted for the effect of acquisitions and dispositions of operations and currency fluctuations, the growth in revenues was approximately 8%.

•	Telenor’s EBITDA margin increased from 27.5% to 35.4%. EBITDA was NOK 4,883 million in the fourth quarter of 2003. The increase was primarily due to improved underlying operations in the form of cost savings and increased revenues in 2003, and special items in 2002.

•	Telenor had an operating profit of NOK 2,173 million in the fourth quarter of 2003 compared to an operating loss of NOK 2,101 million in the fourth quarter of 2002. In addition to the above-mentioned effects, the change was affected by write-downs of NOK 2.8 billion in 2002. Profit before taxes and minority interests increased by NOK 7.3 billion to NOK 1.9 billion.

•	Telenor’s program for improving operational efficiency, Delta 4, is progressing better than originally expected.

•	EBITDA in Mobile increased by 20% to NOK 2,494 million, and the EBITDA margin increased by 2.7 percentage points to 39.5%.

•	EBITDA in Fixed-Norway increased by 21% to NOK 1,608 million, and the EBITDA margin increased by 6.8 percentage points to 35.3%.

•	Telenor’s market share for mobile services in Norway was 57% at the end of 2003 measured in number of subscriptions. The market share for fixed line telephony measured in traffic minutes was just over 69%. Telenor’s market shares for mobile services and fixed line telephony in Norway were at the same level as at the end of the third quarter of 2003.

•	Broadcast had an operating profit of NOK 132 million compared to an operating loss in the fourth quarter of 2002.

•	Capital expenditure was NOK 2,450 million compared to NOK 2,680 million in the fourth quarter of 2002.

•	Net interest-bearing liabilities were NOK 17.8 billion at the end of 2003, a decrease of NOK 3.8 billion from the end of the third quarter.

•	Profit before taxes for the year 2003 was NOK 7.4 billions compared to a loss of NOK 5.1 billion in 2002. The loss in 2002 was largely due to write-downs. When adjusted for special items, there was an increase of NOK 3.8 billion to a profit before taxes of NOK 6.3 billion in 2003, primarily due to increased revenues and improved margins. Capital expenditure decreased in 2003 compared to 2002 due to reduced investments in the fixed network and properties in Norway.

•	In December 2003, Telenor entered into an agreement to acquire the remaining 46.5% ownership interest in Sonofon for DKK 3,050 million. The transaction was completed on 12 February 2004. A separate management group was established for the Nordic mobile operations with the primary task of realising synergies between these operations.

•	In January 2004, Telenor entered into an agreement with the Norwegian state, which is the largest shareholder in Telenor, in connection with Telenor’s program to buy back its own shares. The state agreed to cancel an amount of its own shares proportional to the amount of Telenor shares which Telenor repurchases in the market against payment by Telenor. As a result, the state’s ownership interest will remain unchanged. As of 12 February 2004, Telenor had purchased 1,390,000 own shares in the market in accordance with the authority granted by Telenor’s general meeting of 8 May 2003.

•	The board will propose a dividend of NOK 1.00 per share for 2003, an increase from NOK 0.45 per share in 2002.

KEY FIGURES

	4th quarter		Year

(NOK in millions)	2003	2002	2003	2002

Revenues	13,801	13,042	53,121	48,826
Revenues excluding gains	13,671	13,002	52,889	48,668
Revenues excluding gains — growth (%)	5.1	19.6	8.7	19.9
EBITDA1)	4,883	3,590	18,302	13,469
EBITDA/Revenues (%)	35.4	27.5	34.5	27.6
EBITDA excluding gains and losses2)	4,781	3,599	18,299	13,458
Operating profit (loss)	2,173	(2,101)	7,560	(320)
Operating profit/Revenues (%)	15.7	nm	14.2	nm
Associated companies	(179)	(2,146)	1,231	(2,450)
Profit (loss) before taxes and minority interests	1,884	(5,445)	7,426	(5,136)
Net income (loss)	999	(4,576)	4,560	(4,298)
Net interest-bearing liabilities			17,817	26,872
Investments
— Capex3)	2,450	2,680	6,454	8,889
— Investments in businesses4)	263	772	563	12,411

1)	Operating profit before depreciation, amortization and write-downs of tangible and intangible assets.

2)	See table “special items” at the end of this report for further details.

3)	Capex is investments in tangible and intangible assets.

4)	Consists of acquisition of shares and participations including acquisition of subsidiaries and businesses not organized as separate companies.

The following transactions related to changes in ownership interests were not reported as investments in businesses in 2003 in the table above: sales of shares in Comincom in the fourth quarter in exchange for shares in Golden Telecom (recorded as acquisition of associated companies of NOK 1.3 billion), the sale of shares in Inmarsat in the fourth quarter in exchange of ownership interests in Inmarsat’s new holding company (recorded as acquisition of shares of NOK 0.7 billion), and the sale of shares in A-Pressen in the second quarter in exchange of shares in APR Medieholding (recorded as acquisition of associated companies of NOK 0.4 billion).

The table below shows key figures adjusted for special items (gains and losses on disposal, expenses for workforce reductions, loss contracts, exit from activities and write-downs)1)

	4th quarter			Year

(NOK in millions)	2003	2002	Growth	2003	2002	Growth

Revenues	13,671	13,002	5.1%	52,889	48,668	8.7%
EBITDA	4,864	4,129	17.8%	18,586	14,506	28.1%
EBITDA/Revenues (%)	35.6	31.8		35.1	29.8
Operating profit	2,223	1,242	79.0%	7,989	4,270	87.1%
Operating profit/Revenues (%)	16.3	9.6		15.1	8.8
Associated companies	(164)	25	nm	(251)	(205)	nm
Profit before taxes and minority interests	1,748	763	129.1%	6,300	2,488	153.2%

1)	See table “special items” at the end of this report for further details.

KEY FIGURES FOR THE BUSINESS AREAS

With effect from 1 January 2003, Telenor has reorganized into three business areas, consisting of mobile operations (Mobile), fixed network operations (Fixed) and TV operations (Broadcast), as well as other activities. The figures presented in this report for 2002 are restated to reflect the new structure, as if it had been in place as of 1 January 2002.

	4th quarter			Year
Revenues
(NOK in millions)	2003	2002	Growth	2003	2002	Growth

Mobile	6,311	5,666	11.4%	23,810	20,346	17.0%
Fixed	5,175	5,085	1.8%	20,509	20,022	2.4%
Broadcast	1,310	1,160	12.9%	4,820	3,605	33.7%
Other activities	2,797	2,887	nm	10,811	11,640	nm
Eliminations	(1,792)	(1,756)	2.1%	(6,829)	(6,787)	0.6%
Total revenues	13,801	13,042	5.8%	53,121	48,826	8.8%

	4th quarter				Year
EBITDA
(NOK in millions)	2003	Margin1)	2002	Margin1)	2003	Margin1)	2002	Margin1)

Mobile	2,494	39.5%	2,084	36.8%	9,567	40.2%	7,482	36.8%
Fixed	1,622	31.3%	1,359	26.7%	6,665	32.5%	5,597	28.0%
Broadcast	379	28.9%	118	10.2%	1,229	25.5%	499	13.8%
Other activities	377	13.5%	(34)	nm	830	7.7%	(43)	nm
Eliminations	11	nm	63	nm	11	nm	(66)	1.0%
Total EBITDA	4,883	35.4%	3,590	27.5%	18,302	34.5%	13,469	27.6%

Special items2)	(19)	nm	539	nm	284	nm	1,037	nm
EBITDA adjusted for special items3)	4,864	35.6%	4,129	31.8%	18,586	35.1%	14,506	29.8%

1)	EBITDA as a percentage of total revenues.

2)	Gains, losses, expenses for workforce reductions, loss contracts and exit from activities. See table “special items” at the end of the report for further details.

3)	Margin is EBITDA adjusted for special items as a percentage of revenues excluding gains.

	4th quarter				Year
Operating profit (loss)
(NOK in millions)	2003	Margin1)	2002	Margin1)	2003	Margin1)	2002	Margin1)

Mobile	1,432	22.7%	(1,306)	nm	5,224	21.9%	1,414	6.9%
Fixed	568	11.0%	137	2.7%	2,531	12.3%	731	3.7%
Broadcast	132	10.1%	(241)	nm	181	3.8%	(475)	nm
Other activities	(6)	nm	(783)	nm	(488)	nm	(2,076)	nm
Eliminations	47	nm	92	nm	112	nm	86	nm
Total operating profit	2,173	15.7%	(2,101)	nm	7,560	14.2%	(320)	nm

1)	Operating profit as a percentage of total revenues.

BUSINESS AREAS
MOBILE

	4th quarter		Year

(NOK in millions)	2003	2002	2003	2002

External revenues
Telenor Mobil	2,351	2,347	9,639	9,441
Pannon GSM	1,464	1,342	5,368	4,502
DiGi.Com	880	722	3,170	2,702
GrameenPhone	433	379	1,535	1,589
Kyivstar	801	518	2,634	708
Other	34	41	137	137
Total external revenues	5,963	5,349	22,483	19,079

Internal revenues	348	317	1,327	1,267
Gains on disposal	—	—	—	—
Total revenues	6,311	5,666	23,810	20,346

EBITDA	2,494	2,084	9,567	7,482
Depreciation and amortization	1,056	1,214	4,308	3,779
Write-downs	6	2,176	35	2,289
Operating profit (loss)	1,432	(1,306)	5,224	1,414

EBITDA/Total revenues (%)	39.5	36.8	40.2	36.8
Operating profit/Total revenues (%)	22.7	nm	21.9	6.9
Investments
— Capex	1,421	1,399	3,667	3,731
— Investments in businesses	90	463	95	8,894

•	Underlying improvements in profit and margins in the international mobile operations contributed to an increase in the EBITDA margin to 39.5%, compared to 36.8% in the fourth quarter of 2002. At the same time, revenues increased by 11.4%.

•	Kyivstar was consolidated from 1 September 2002 and Pannon GSM from 4 February 2002.

•	In December 2003, Telenor entered into an agreement to acquire the remaining 46.5% of the shares in Sonofon. The transaction was completed on 12 February 2004.

	4th quarter		Year
Telenor Mobil — Norway
(NOK in millions)	2003	2002	2003	2002

Subscriptions and connections	305	350	1,216	1,350
Traffic	1,271	1,299	5,391	5,489
SMS and content services	371	407	1,537	1,530
Other revenues	404	291	1,495	1,072
Total external revenues	2,351	2,347	9,639	9,441

Internal revenues	318	314	1,270	1,254
Gains on disposal	—	—	—	—
Total revenues	2,669	2,661	10,909	10,695

EBITDA	982	1,007	4,262	4,330
Depreciation and amortization	276	308	1,147	1,207
Write-downs	—	19	—	115
Operating profit	706	680	3,115	3,008

EBITDA/Total revenues (%)	36.8	37.8	39.1	40.5
Operating profit/Total revenues (%)	26.5	25.6	28.6	28.1
Capex	236	132	500	750
ARPU (GSM) — monthly (NOK)	326	340	339	346
No. of subscriptions (in thousand)			2,364	2,382

•	Total revenues were at the same level as in the fourth quarter of 2002. Revenues from sales to other service providers and terminated traffic increased, while revenues from SMS and content services, subscription and connection fees and outgoing voice traffic decreased. This was due to price reductions in 2003, migration of customers to subscriptions with lower average rates and discounts to customers for entering into agreements with a minimum contract period.

•	From 16 June 2003, Telenor Mobil introduced simplified pricing plans and lower average traffic fees. SMS prices were reduced as of 6 May 2003. As of 1 July 2003, Telenor Mobil reduced end user prices further and as of 1 December 2003, SMS prices for certain call plans were reduced.

•	Average revenue per GSM subscription (ARPU) decreased compared to the fourth quarter of 2002 as a result of lower prices for traffic and SMS, and a different mix of various subscription types. This was partially offset by an increase in the average minutes per subscription (AMPU) and increased number of SMSs per subscription.

•	Competition was strong also in the fourth quarter of 2003 and growth in the total market was lower than in the three first quarters of 2003. The total number of subscriptions remained unchanged compared to the third quarter of 2003, but the number of GSM contract subscriptions increased by 24,000. The total number of subscriptions decreased by 18,000 compared to the end of 2002, while the number of GSM contract subscriptions increased by 13,000.

•	At the end of 2003, the market share for GSM measured in the number of subscriptions was approximately 57%, at the same level as at the end of the third quarter of 2003 and down from 61% at the end of 2002. Mobile penetration was in line with the third quarter of 2003 at approximately 90%, but up from 85% in the fourth quarter of 2002.

•	The reduced EBITDA margin compared to the fourth quarter of 2002, was primarily a result of increased costs relating to marketing activities as a result of high competition, higher traffic costs as a result of increased traffic to other mobile networks and a different mix of subscription and price reductions. This was partially offset by cost reductions, especially costs related to consultants and salaries in addition to increased revenues from sale to other service providers. In addition, Telenor expensed NOK 104 million related to workforce reductions in the fourth quarter of 2002.

•	Depreciation and amortization decreased compared to the fourth quarter of 2002, primarily as a result of lower capital expenditure in recent years.

•	The increase in capital expenditure compared to the fourth quarter of 2002 was primarily due to investments in the GSM network related to coverage and capacity and preparations for additional investments in new technology.

•	In accordance with a recommendation from the Norwegian Post and Telecommunication Authority, Telenor Mobil reduced its interconnection charges from NOK 0.68 to NOK 0.63 per minute (excluding VAT) as of 1 February 2004. As a consequence of reduced interconnection charges from NetCom, Telenor Mobil in addition reduced its end user prices on outgoing traffic terminating in NetCom’s network.

	4th quarter		Year
Pannon GSM — Hungary
(NOK in millions)	2003	2002	2003	2002

Mobile related revenues	1,326	1,232	5,005	4,187
Other revenues	138	112	365	318
Total revenues	1,464	1,344	5,370	4,505

EBITDA	435	454	1,924	1,586
Depreciation and amortization	231	203	889	700
Write-downs	4	15	10	15
Operating profit	200	236	1,025	871

EBITDA/Total revenues (%)	29.7	33.8	35.8	35.2
Operating profit/Total revenues (%)	13.7	17.6	19.1	19.3
Capex	200	261	644	825
ARPU (GSM) — monthly (NOK)	173	177	165	180
No. of subscriptions (in thousand)			2,618	2,450

The table above shows figures from the time of consolidation as of 4 February 2002. Telenor’s ownership interest in Pannon GSM is 100%.

•	Pannon GSM’s estimated market share was 36% at the end of 2003, compared to 38% at the end of 2002. In the same period the estimated mobile penetration in Hungary increased from 68% to 79%.

•	Pannon GSM continued to increase the total number of subscriptions in a highly competitive market. Compared to the third quarter of 2003, the number of subscriptions increased by 54,000, of which 49,000 were contract subscriptions.

•	Measured in local currency, the increased number of subscriptions contributed to a 6% growth in revenues compared to the fourth quarter of 2002. At the same time the EBITDA margin fell by four percentage points. The reduction was a result of increased sales and marketing expenses in connection with the increased number of contract subscriptions and the launch of the djuice subscription, higher traffic costs as a result of increased traffic to competing mobile networks and price reductions. ARPU in local currency decreased by 4% compared to the fourth quarter of 2002, primarily as a result of lower average prices on SMS and on traffic, including terminated traffic.

•	Depreciation and amortization increased compared to the fourth quarter of 2002 as a result of a higher level of capital expenditure in recent years.

•	In the first quarter of 2003, Pannon GSM was determined to have significant market power in the national interconnection market in 2002. Pannon GSM appealed the decision to the Hungarian Supreme Court, and in November 2003 the case was sent to a lower court for reconsideration. The date of the hearing before this court has not been announced yet. Pannon was also determined to have a significant market power in the national interconnection market in 2003, a decision which has also been appealed. It is difficult to anticipate as of which date Pannon GSM may be required to reduce its interconnection charges in case of unfavourable outcome. The effect of an unfavourable decision in either case is also difficult to quantify. As of 1 October 2003, Pannon reduced its interconnection prices by approximately 6%.

	4th quarter		Year
DiGi.Com — Malaysia
(NOK in millions)	2003	2002	2003	2002

Mobile related revenues	752	627	2,713	2,273
Other revenues	130	99	463	442
Total revenues	882	726	3,176	2,715

EBITDA	386	315	1,295	1,022
Depreciation and amortization	201	221	780	579
Write-downs	3	(1)	18	12
Operating profit	182	95	497	431

EBITDA/Total revenues (%)	43.8	43.4	40.8	37.6
Operating profit/Total revenues (%)	20.6	13.1	15.6	15.9
Capex	530	625	1,043	1,457
ARPU (GSM) — monthly (NOK)	117	145	117	152
No. of subscriptions (100% in thousand)			2,207	1,616

Telenor’s ownership interest in DiGi.Com was 61.0% at the end of 2003.

•	DiGi.Com’s estimated market share was 20% at the end of 2003, compared to almost 19% at the end of 2002. Compared to the end of 2002, the estimated mobile penetration in Malaysia increased from 35% to 44%.

•	Revenues increased by 31% compared to the fourth quarter of 2002 measured in local currency, primarily as a result of an increase in the number of subscriptions. ARPU measured in local currency decreased by 6% compared to the fourth quarter of 2002 as a result of new subscribers on average generating less traffic, and price reductions in the form of free call time and loyalty programmes.

•	Increased EBITDA margin was due to the increase in revenues, more efficient operations and increased interconnection charges. Measured in local currency, EBITDA increased by 34% compared to the fourth quarter of 2002, and by 23% when measured in Norwegian Krone.

•	Depreciation and amortization was in line with previous quarters when measured in local currency.

•	Capital expenditure was relatively high in the fourth quarter due to local seasonal conditions and a high level of activity in the quarter.

•	The Kuala Lumpur Stock Exchange has waived its requirement that DiGi.Com have a free float of at least 25% of its shares.

	4th quarter		Year
Kyivstar — Ukraine
(NOK in millions)	2003	2002	2003	2002

Mobile related revenues	786	498	2,569	681
Other revenues	15	20	65	27
Total revenues	801	518	2,634	708

EBITDA	507	285	1,573	403
Depreciation and amortization	95	72	343	98
Write-downs	—	—	—	—
Operating profit	412	213	1,230	305

EBITDA/Total revenues (%)	63.3	55.0	59.7	56.9
Operating profit/Total revenues (%)	51.4	41.1	46.7	43.1
Capex	259	235	979	329
ARPU (GSM) — monthly (NOK)	95	102	94	107
No. of subscriptions (100% in thousand)			3,037	1,856

The table above shows figures from the time of consolidation as of 1 September 2002. Telenor’s ownership interest at the end of 2003 was 55.35%.

•	Kyivstar’s estimated market share was 47% at the end of 2003, compared to 49% at the end of 2002. The reduction was as a result of intense competition in the prepaid segment. Compared to the fourth quarter of 2002, the estimated mobile penetration in the Ukraine increased from 8% to 14%.

•	Measured in US Dollars, revenues increased by 66% compared to the fourth quarter of 2002, as a result of an increase in the number of subscriptions. At the same time, EBITDA increased by 91% measured in US Dollars. Increased revenues compared to the previous quarters in 2003 were primarily related to an increase in the number of subscriptions.

•	Despite the growth of 64% in the number of subscriptions from the fourth quarter of 2002 and the increased share of prepaid subscriptions, Kyivstar increased ARPU from USD 13 in the fourth quarter of 2002 to USD 14 in the fourth quarter of 2003 as a result of an increase in the average use per subscription.

•	As of 19 September 2003, Kyivstar could no longer charge its customers for incoming calls from other networks due to regulatory changes and Kyivstar entered into interconnection agreements with fixed-line operators in accordance with guidelines given by the authorities. Despite the absence of revenues from incoming calls, ARPU measured in US Dollars increased from the third quarter to the fourth quarter of 2003 for contract subscriptions, while ARPU measured in US Dollars for prepaid subscriptions remained unchanged. This was due to an average increase of 23% in the number of traffic minutes per subscription and the introduction of interconnection invoicing. Total ARPU measured in US Dollars decreased compared to the third quarter of 2003 due to the higher proportion of prepaid subscriptions.

•	A continued high EBITDA margin reflected cost effective operations and a low level of sales and marketing expenses.

•	Depreciation and amortization increased compared to the fourth quarter of 2002 as a result of increased investments in the subsequent quarters.

	4th quarter		Year
GrameenPhone — Bangladesh
(NOK in millions)	2003	2002	2003	2002

Mobile related revenues	432	312	1,529	1,203
Other revenues1)	1	67	7	386
Total revenues	433	379	1,536	1,589

EBITDA	309	173	1,001	757
Depreciation and amortization	41	12	158	126
Write-downs	—	—	—	—
Operating profit	268	161	843	631

EBITDA/Total revenues (%)	71.4	45.6	65.2	47.6
Operating profit/Total revenues (%)	61.9	42.5	54.9	39.7
Capex	189	139	429	342
ARPU (GSM) — monthly (NOK)	130	155	136	172
No. of subscriptions (100% in thousand)			1,141	769

1)	With effect from the third quarter of 2002, fees collected by GrameenPhone on behalf of the authorities have been deducted from revenues. With effect from the first quarter of 2003, sales of handsets in GrameenPhone are treated as commission sales, and are therefore excluded from revenues and cost of materials from this time. These effects contributed to low “other revenues” and cost of materials in 2003, but had no effect on profits.

•	In December 2003, Telenor increased its ownership interest in GrameenPhone from 46.4% to 51.0% for a consideration of NOK 86 million. The voting interest remained unchanged at 51.0%.

•	GrameenPhone’s estimated market share decreased to 62% at the end of 2003 compared to 69% at the end of 2002 due to increased competition. During the same period, the estimated mobile penetration in Bangladesh increased from 0.8% to 1.3%.

•	Measured in local currency, the increased number of subscriptions increased mobile related revenues by 50% compared to the fourth quarter of 2002, and by 38% if measured in Norwegian Krone.

•	ARPU measured in Norwegian Krone decreased by 16% compared to the fourth quarter of 2002 but was unchanged if measured in local currency. Compared to the third quarter of 2003,

there was a small reduction in ARPU measured in local currency as a result of seasonal variations.

•	Measured in local currency, EBITDA increased by 93% compared to the fourth quarter of 2002, primarily due to increased mobile related revenues, more efficient operations and the effect of non-recurring provisions in the fourth quarter of 2002. The EBITDA margin in the fourth quarter of 2003 was considered being high and is not expected to represent an indication of the margin in the future.

•	Depreciation and amortization in the fourth quarter of 2003 was on a par with previous quarters in the year, but was especially low in the fourth quarter of 2002.

Other units in Mobile (including eliminations and amortization and writedowns of net excess values)*)

	4th quarter		Year

(NOK in millions)	2003	2002	2003	2002

EBITDA	(125)	(150)	(488)	(616)
Depreciation and amortization1)	212	398	991	1,069
Write-downs2)	(1)	2,143	7	2,147
Operating (loss)	(336)	(2,691)	(1,486)	(3,832)

1) Includes amortization of Telenor’s net excess values by	198	367	911	935
2) Includes write-downs of Telenor’s net excess values by	—	2,138	—	2,138
Capex	7	5,159	72	2,848

*)	Net excess values are the differences between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of subsidiaries.

•	Other units in Mobile include the mobile activities in Sweden, costs related to the management and administration of the company’s international mobile operations, and amortization and write-downs of Telenor’s net excess values.

•	EBITDA loss in Sweden was NOK 35 million in the fourth quarter of 2003 compared to a loss of NOK 5 million in the fourth quarter of 2002. The increased loss was due to increased marketing activities. Net costs related to management and administration of the company’s international mobile portfolio decreased by NOK 59 million compared to the fourth quarter of 2002.

•	Reduced amortization of Telenor’s net excess values in relation to the fourth quarter of 2002 was due to lower amortization of goodwill related to DiGi.Com as a result of write-downs recorded as at 31 December 2002 and the final allocation of excess values in Pannon GSM completed as of 31 December 2002.

Associated companies and joint ventures in Mobile

	4th quarter		Year

(NOK in millions)	2003	2002	2003	2002

Telenors share of1)
Net income after taxes	75	(84)	608	612
Amortization of Telenor’s net excess values	(77)	(181)	(534)	(798)
Write-downs of Telenor’s excess values	(15)	(1,881)	(15)	(1,884)
Gains (losses) on disposal of ownership interests	—	40	1,580	40
Net result from associated companies	(17)	(2,106)	1,639	(2,030)

1)	The figures are partly based on management’s estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line “net result from associated companies”. The table includes Telenor’s share of the results in Pannon GSM up to 4 February 2002 and Kyivstar up to 1 September 2002. Subsequent to these dates these companies are consolidated as subsidiaries. Cosmote was included as an associated company through April 2003. Net excess values are the differences between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of associated companies.

•	From the end of the third quarter there was a significant growth in the overall subscription base for the associated companies as a total. Consistent with previous quarters, growth was especially strong in VimpelCom in Russia and DTAC in Thailand.

•	Adjusted for associated companies which are disposed of, including Oniway, net income after taxes from associated companies was approximately in line with the fourth quarter of 2002. In the fourth quarter of 2003, net income after taxes from associated companies included the effect of a write-down of fixed assets in Sonofon by approximately NOK 100 million. This was partially offset by positive developments at several of the remaining associated companies, primarily VimpelCom. Net income after taxes from associated companies for the fourth quarter of 2002 included the effect of a write-down of OniWay by NOK 316 million.

•	Reduced amortization of Telenor’s net excess values compared to the fourth quarter of 2002 was mainly due to adjustments in amortizations related to previous periods and the effects of the write-downs recorded in the fourth quarter of 2002.

•	In December 2003, Telenor entered into an agreement to acquire the remaining 46.5% ownership interest in Sonofon. The transaction was completed on 12 February 2004. In 2003, Sonofon had revenues of almost NOK 4.6 billion and an EBITDA margin of 27%. The number of subscriptions was more than one million at the end of 2003.

FIXED

	4th quarter		Year

(NOK in millions)	2003	2002	2003	2002

External revenues
Norway	4,060	4,178	16,409	16,532
Sweden	431	222	1,517	983
Russia	145	177	701	677
Other countries	42	38	160	146
Total external revenues	4,678	4,615	18,787	18,338

Internal revenues	489	456	1,713	1,670
Gains on disposal	8	14	9	14
Total revenues	5,175	5,085	20,509	20,022

EBITDA	1,622	1,359	6,665	5,597
Depreciation and amortization1)	1,037	1,091	4,110	4,366
Write-downs2)	17	131	24	500
Operating profit	568	137	2,531	731

1) Includes amortization of Telenor’s net excess values by	(24)	29	(76)	157
2) Includes write-downs of Telenor’s net excess values by	—	71	—	160
EBITDA/Total revenues (%)	31.3	26.7	32.5	28.0
Operating profit/Total revenues (%)	11.0	2.7	12.3	3.7
Investments
— Capex	584	788	1,867	3,260
— Investments in businesses	76	258	294	270

•	Increased contribution margin and reduced operating expenses contributed to increase the EBITDA margin to 31.3% in the fourth quarter 2003. Capital expenditure was reduced compared to the fourth quarter of 2002.

•	On 1 December 2003, Telenor exchanged its ownership interest in Comincom (Fixed — Russia) for shares in the listed Russian fixed-line operator Golden Telecom. Concurrent with this exchange, Telenor purchased additional Golden Telecom shares in the market. As a result of these transactions, Telenor had an ownership interest in Golden Telecom of 20.4% at the end of 2003 and Golden Telecom is accounted for as an associated company from 1 December 2003. The exchange of shares resulted in a loss on disposal of NOK 26 million in the fourth quarter of 2003.

	4th quarter		Year
Fixed — Norway
(NOK in millions)	2003	2002	2003	2002

Subscription and connection
— PSTN and ISDN	1,031	1,110	4,300	4,361
ADSL and Internet subscriptions	275	204	1,041	737
Internet traffic	129	178	561	690
Other traffic	1,225	1,389	5,062	5,564
Total PSTN/ISDN, ADSL and Internet	2,660	2,881	10,964	11,352

Leased lines	80	74	329	341
Datacommunication	218	203	836	828
Managed services	191	192	726	679
Other retail products	74	111	377	388
Total other retail revenues	563	580	2,268	2,236

Total retail revenues	3,223	3,461	13,232	13,588

Domestic interconnect	257	194	892	736
International interconnect	84	82	339	340
Transit traffic	260	230	1,038	1,027
Leased lines	157	155	631	647
Other wholesale revenues	79	56	277	194
Total wholesale revenues	837	717	3,177	2,944

Total external revenues	4,060	4,178	16,409	16,532

Internal revenues	497	484	1,776	1,749
Gains on disposal	3	—	4	—
Total revenues — Norway	4,560	4,662	18,189	18,281

EBITDA	1,608	1,327	6,512	5,489
Depreciation and amortization1)	962	990	3,773	3,919
Write-downs2)	19	46	19	413
Operating profit	627	291	2,720	1,157

1) Includes amortization of Telenor’s net excess values by	2	4	9	23
2) Includes write-downs of Telenor’s net excess values by	—	—	—	89
EBITDA/Total revenues (%)	35.3	28.5	35.8	30.0
Operating profit/Total revenues (%)	13.8	6.2	15.0	6.3
Investments
— Capex	482	716	1,568	2,919
— Investments in businesses	1	1	1	11

•	External subscription and connection revenues from PSTN/ISDN were reduced compared to the fourth quarter of 2002 due to the transition to sale of access lines on a wholesale basis and a decrease in the number of subscriptions in the market as a whole. Increased external revenues from ADSL and Internet subscriptions were due to the growth in the number of ADSL subscriptions. The number of ADSL subscriptions (residential and business) at the end of 2003 was approximately 177,000, an increase of nearly 83,000 compared to the end of 2002 and 27,000 compared to the end of the third quarter of 2003. Telenor has maintained its market leading position related to ADSL.

•	Reduced external traffic revenues compared to the fourth quarter of 2002 were due to an approximately 8% decline in total traffic measured in minutes in Telenor’s network and reduced market share. The reduction in total traffic resulted from the migration of fixed traffic to mobile traffic and of data traffic from dial-up Internet to ADSL. Telenor’s market share measured in traffic minutes was 69% at the end of 2003 compared to 72% at the end of 2002 and 69% at the end of the third quarter of 2003.

•	Increased wholesale revenues were mainly due to sale of access lines on a wholesale basis (PSTN/ISDN and ASDL), increased national interconnection traffic and transit revenue and sales of operator access.

•	Increased EBITDA compared to the fourth quarter of 2002 was mainly due to reduced operating expenses. Operation and maintenance expenses were reduced as a consequence of lower fault rates in the network and more efficient operations. In the fourth quarter of 2003, expenses of NOK 30 million were recorded, compared to NOK 189 million in the fourth quarter of 2002, mainly related to workforce reductions. A reversal of a provision of NOK 14 million for losses on disposals was recorded in the fourth quarter of 2003.

•	Depreciation and amortization was reduced compared to the fourth quarter of 2002 as a result of lower capital expenditure in 2002 and 2003 and the effect of write-downs made in 2002. With effect from 1 July 2003, the depreciation period was reduced on an order and invoice system as a consequence of the decision to invest in a new system. From 1 December 2003, the depreciation period was increased on remote switches, which will be redundant in connection with the implementation of new technology in 2004. These changes increased depreciation by NOK 44 million compared to the fourth quarter of 2002.

•	The reduction in capital expenditure compared to the fourth quarter of 2002 was due to the more efficient utilisation of earlier investments, lower demand for fixed network services and lower equipment prices. Increased capital expenditure in the fourth quarter of 2003 compared to previous quarters in 2003 was due to investments in administrative IT systems.

	4th quarter		Year
Fixed — Sweden
(NOK in millions)	2003	2002	2003	2002

External revenues	431	222	1,517	983
Internal revenues	19	16	81	76
Gains on disposal	5	14	5	14
Total revenues	455	252	1,603	1,073

EBITDA	(8)	(26)	(56)	(100)
Depreciation and amortization1)	36	43	141	218
Write-downs	(3)	15	1	15
Operating profit (loss)	(41)	(84)	(198)	(333)

1) Includes amortization of Telenor’s net excess values by	(35)	1	(143)	31

Investments
— Capex	59	16	85	84
— Investments in businesses	13	257	13	257

•	The activities in Fixed — Sweden changed significantly compared to 2002. As of 31 December 2002, the customer base in Telenordia Privat AB was sold in exchange for 37.2% of the shares in the listed Swedish company Glocalnet AB. In December 2002, Telenor purchased 90% of the shares in the listed Swedish company Utfors AB, which was consolidated as a subsidiary from 31 December 2002. In December 2003, Telenor launched an offer to purchase the remaining shares in Utfors AB. The tender period expired 27 January 2004, and at the end of January 2004, Telenor had an ownership interest of 98.4% of the shares in Utfors.

•	In addition to the effect of the consolidation of Utfors, revenues increased compared to the fourth quarter of 2002 due to new wholesale agreements with the associated company Glocalnet AB, and increased sales of traffic and data services in the business market. In the fourth quarter of 2002, Telenordia Privat had external revenues of NOK 65 million and an EBITDA loss of NOK 8 million.

•	Reduced EBITDA loss compared to the fourth quarter of 2002 was mainly due to the consolidation of Utfors and an increased contribution margin resulting from higher revenues in the rest of Fixed — Sweden.

•	Amortization of negative goodwill is included in depreciation and amortization.

	4th quarter		Year
Fixed — Russia
(NOK in millions)	2003	2002	2003	2002

External revenues	145	177	701	677
Internal revenues	—	1	2	5
Gains on disposal	—	—	—	—
Total revenues	145	178	703	682

EBITDA	8	58	215	228
Depreciation and amortization1)	26	40	144	158
Write-downs	—	(2)	—	—
Operating profit	(18)	20	71	70

1) Include amortization of Telenor’s net excess values by	9	17	58	73
EBITDA/Total revenues (%)	5.5	32.6	30.6	33.4
Operating profit/Total revenues (%)	nm	11.2	10.1	10.3
Investments
— Capex	32	36	173	181
— Investments in businesses	62	—	280	2

•	The shares in Comincom were sold on 1 December 2003 in exchange for shares in the listed company Golden Telecom. A loss on a disposal of NOK 26 million was recorded as a result of this transaction which is included in the figures for Fixed — Russia.

•	Comincom was consolidated up to 1 December 2003. After this, Golden Telecom is reported as an associated company.

Fixed — Other Countries

•	Fixed — Other Countries comprises activities in the Czech Republic and Slovakia. Revenues in the fourth quarter of 2003 was NOK 42 million and the EBITDA-loss was NOK 2 million, at the same level as in the fourth quarter of 2002.

BROADCAST

	4th quarter		Year

(NOK in millions)	2003	2002	2003	2002

External revenues
Distribution	1,033	845	3,761	2,148
Transmission	207	228	816	1,110
Other	33	25	64	108
Total external revenues	1,273	1,098	4,641	3,366

Internal revenues	37	64	159	241
Gains on disposal	—	(2)	20	(2)
Total revenues	1,310	1,160	4,820	3,605

EBITDA	379	118	1,229	499
Depreciation and amortization1)	238	249	1,030	844
Write-downs1)	9	110	18	130
Operating profit (loss)	132	(241)	181	(475)

1) Includes amortization and write-downs of Telenor’s net excess values by	62	40	256	161
EBITDA/Total revenues (%)	28.9	10.2	25.5	13.8
Investments
— Capex	133	169	252	384
— Investments in businesses	—	8	14	2,385

•	Canal Digital was consolidated from 1 July 2002. The figures for the fourth quarter of 2003 includes in all material respects the same operations as for the fourth quarter of 2002 and is therefore comparable. EBITDA for the fourth quarter of 2003 was positively influenced by accruals between the first and the fourth quarter of 2003. EBITDA for the fourth quarter of 2002 included expenses for workforce reductions etc. of NOK 48 million.

	4th quarter		Year
Broadcast — Distribution
(NOK in millions)	2003	2002	2003	2002

External revenues
Satellite dish	702	584	2,528	1,099
Cable-TV	233	193	888	742
Small antenna TV-networkst	94	65	335	252
Other	4	3	10	55
Total external revenues	1,033	845	3,761	2,148

Internal revenues	4	12	13	16
Gains on disposal	—	(2)	20	(2)
Total revenues	1,037	855	3,794	2,162

EBITDA	228	24	686	19
Depreciation and amortization1)	176	169	754	541
Write-downs1)	6	48	8	56
Operating (loss)	46	(193)	(76)	(578)
1) Includes amortization and write-downs of Telenor’s net excess values by	61	40	255	160
EBITDA/Total revenues (%)	22.0	2.8	18.1	0.9
Investments
— Capex	58	105	112	235
— Investments in businesses	—	—	—	2,369

•	Revenues in Distribution increased compared to the fourth quarter of 2002 mainly due to a higher number of subscribers, currency fluctuations and price increases for cable-TV.

•	EBITDA in Distribution increased compared to the fourth quarter of 2002 due to increased revenues and effects of the restructuring measures which were implemented in the fourth quarter of 2002. Further, EBITDA in the fourth quarter of 2003 was positively affected by accruals between the first and the fourth quarter of 2003.

•	The reduction in capital expenditure compared to the fourth quarter of 2002 was due to reduced investments in network upgrading within cable TV operations, in customer equipment within Satellite Dish and in development of platforms within interactive TV.

	4th quarter		Year
Broadcast — Transmission
(NOK in millions)	2003	2002	2003	2002

External revenues	207	228	816	1,110
Internal revenues	110	109	461	347
Gains on disposal	—	—	—	—
Total revenues	317	337	1,277	1,457

EBITDA	144	127	554	581
Depreciation and amortization	60	77	266	290
Write-downs	2	29	7	41
Operating profit	82	21	281	250

EBITDA/Total revenues (%)	45.4	37.7	43.4	39.9
Operating profit/Total revenues (%)	25.9	6.2	22.0	17.2
Investments
— Capex	65	35	116	115

•	Reduced revenues in Transmission compared to the fourth quarter of 2002 was due to the reduced sales of analogue transmissions via satellite.

•	Increased operating profit in Transmission compared to the fourth quarter of 2002 was related to reduced prices on leasing of satellite capacity, cost reductions and lower depreciation, amortization and write-downs, which more than offset reduced revenues. Reduced depreciation and amortization was a result of fully depreciated fixed assets.

•	Increased capital expenditure compared to the fourth quarter of 2002 was mainly due to new concessions for radio in Norway and equipment for satellite distribution abroad.

Broadcast — Other

•	Increased external revenues in Broadcast — Other compared to the third quarter of 2002 was related to increased revenue from rentals and sales of access equipment in Conax.

OTHER ACTIVITIES
EDB BUSINESS PARTNER

	4th quarter		Year

(NOK in millions)	2003	2002	2003	2002

External revenues	830	917	3,210	3,383
Internal revenues	283	207	1,060	955
Gains on disposal	—	2	19	3
Total revenues	1,113	1,126	4,289	4,341

EBITDA	177	82	399	348
Depreciation and amortization	98	106	375	393
Write-downs	11	360	28	364
Operating profit (loss)	68	(384)	(4)	(409)

EBITDA/Total revenues (%)	15.9	7.3	9.3	8.0
Investments
— Capex	65	29	210	167
— Investments in businesses	—	82	95	88

Telenor’s ownership interest in EDB Business Partner was 51.8% at the end of 2003.

•	Adjusted for acquisitions and disposals of operations, there was a slight increase in revenues compared to the fourth quarter of 2002. Within IT Operations revenues increased due to sales of outsourcing services and operations taken over from the Consulting area, wound up as of July 2003. Adjusted for sold operations, revenue within Bank & Finance was in line with the fourth quarter of 2002. Within Telecom revenues increased as a result of the acquisition of Incatel.

•	EBITDA in the fourth quarter of 2002 was charged with NOK 62 million in expenses for workforce reductions and loss contracts, compared to NOK 24 million in the fourth quarter of 2003. The EBITDA margin adjusted for the above-mentioned costs increased as a result of cost reductions and the winding up of operations with low margins. Bank & Finance showed a considerable improvement in margins due to the effect of workforce reductions and wage reductions. Within IT Operations, the EBITDA margin increased due to increased revenues and operational efficiency improvements resulting from economies of scale. Adjusted for the above-mentioned costs, the EBITDA margin for Telecom decreased due to reduced price levels. In the fourth quarter of 2003 a NOK 6 million loss on disposal of businesses was recorded in addition to consulting costs which was incurred in connection with the strategy development process.

•	Depreciation, amortization and write-downs were reduced compared to the fourth quarter of 2002, mainly due to write-downs of goodwill in 2002.

•	Capital expenditure was high in the fourth quarter of 2003 due to a high level of investment within IT operations, particularly in connection with new sales.

OTHER BUSINESS UNITS

	4th quarter		Year
Revenues
(NOK in millions)	2003	2002	2003	2002

Satellite Services	457	441	1,996	2,153
Satellite Networks	147	153	551	611
Teleservice	187	178	725	756
Nextra International	—	160	256	725
Software Services	73	99	121	185
Itworks	—	—	—	188
Other	151	142	515	438
Eliminations	(2)	(2)	(10)	(16)
Revenues	1,013	1,171	4,154	5,040

Gains on disposal	35	—	51	—
Total revenues	1,048	1,171	4,205	5,040

EBITDA	232	86	408	178
Depreciation and amortization1)	147	139	491	582
Write-downs1)	23	39	37	332
Operating profit (loss)	62	(92)	(120)	(736)

1) Include amortization and write-downs of Telenor’s net excess values by	11	23	40	99

Operating profit (loss)
Satellite Services	26	10	200	100
Satellite Networks	34	12	34	39
Teleservice	(41)	17	(43)	(93)
Nextra International	34	(103)	(220)	(260)
Software Services	(3)	43	(86)	(372)
Itworks	—	(1)	—	(23)
Other	12	(70)	(5)	(127)
Total operating profit (loss)	62	(92)	(120)	(736)

Investments
— Capex	94	165	233	301
— Investments in businesses	13	16	30	771

Satellite Services

•	Increased revenues in Satellite Services compared to the fourth quarter of 2002 was due to increased sales of high speed data traffic and increased sales of Sealink traffic, which was partially offset by the strengthening of the Norwegian Krone against the US dollar and reduced sales of low margin products.

•	The increase in operating profit compared to the fourth quarter of 2002 was related to increased sales of high margin products, the absence of costs related to the liquidated Eik cooperation, as well as the exploitation of synergy effects following the coordination of units.

In the fourth quarter of 2003, write-downs of NOK 19 million relating to redundant earth station equipment and software were made.

Satellite Networks

•	In the fourth quarter of 2003 the Satellite Networks operation in Poland was sold with a gain of NOK 20 million. Increased operating profit compared to the fourth quarter of 2002 was mainly due to the gain on sale of the operation in Poland and improved contribution margin.

Teleservice

•	Revenues from an acquired company in the Nordic call centre operation offset the decrease in revenues in the directory enquiries service compared to the fourth quarter of 2002. The market share and the market as a whole for manual directory enquiry services decreased compared to the fourth quarter of 2002.

•	An operating loss in the fourth quarter of 2003 compared to an operating profit in the fourth quarter of 2002 was partially due to expenses for workforce reductions of NOK 23 million in the fourth quarter of 2003. Reduced economies of scale within the directory enquiries service and expenses related to previous periods in 2003 also contributed to this negative development.

Nextra International

•	The operations in Nextra International have been wound down or sold. Telenor had in previous periods made provisions to cover possible negative outcomes regarding the final settlement of these sales and liquidations. In the fourth quarter of 2003, a total of NOK 38 million of these provisions were reversed.

Software Services

•	Reduced revenues compared to the fourth quarter of 2002 were mainly due to lower sales of consultancy services, which was a consequence of the reduced scope of the operation. In addition, revenues from internal sale of CA software were lower as a result of deferred revenue recognition.

•	Amortization of CA software increased compared to the fourth quarter of 2002 as a consequence of the renegotiation of parts of the agreement with Computer Associates.

•	Reduced revenues and increased depreciation and amortization resulted in an operating loss in the fourth quarter of 2003 compared to an operating profit in the fourth quarter of 2002. The above-mentioned changes are expected to contribute positively to the results in Software Services in 2004.

Other

•	An operating profit in “other” in the fourth quarter of 2003 compared to an operating loss in the fourth quarter of 2002 was mainly due to the positive effect of various cost reduction measures in several of the businesses.

In the fourth quarter of 2002, write-downs of NOK 33 million were made, while in the fourth quarter of 2003 gains on disposals of NOK 14 million were recorded.

CORPORATE FUNCTIONS AND GROUP ACTIVITIES

	4th quarter		Year

(NOK in millions)	2003	2002	2003	2002

External revenues	71	77	229	247
Internal revenues	478	486	1,955	1,869
Gains on disposal	87	27	133	143
Total revenues	636	590	2,317	2,259

EBITDA	(32)	(202)	23	(569)
Depreciation and amortization	101	105	384	362
Write-downs	3	—	3	—
Operating (loss)	(136)	(307)	(364)	(931)

Investments
— Capex	162	126	253	1,064
— Investments in businesses	83	—	93	56

•	The EBITDA loss was reduced compared to the fourth quarter of 2002, mainly due to increased net gains of NOK 63 million from the sale of properties and reduced expenses for workforce reductions and loss contracts of NOK 64 million. Salaries and personnel costs were reduced due to fewer employees in 2003.

•	Compared to the third quarter, the fourth quarter of 2003 was charged with higher costs related to group projects (primarily cost programmes) and non-realised acquisitions and sales activities.

•	Reduced depreciation and amortization compared to the fourth quarter of 2002 was due to accruals between the quarters. Capital expenditure in the fourth quarter of 2003 was mainly related to investments in properties.

OTHER PROFIT AND LOSS ITEMS FOR THE GROUP

	4th quarter		Year
Depreciation, amortization and write-downs
(NOK in millions)	2003	2002	2003	2002

Depreciation of tangible assets	1,429	2,244	7,986	8,272
Amortization of goodwill*)	162	259	686	1,002
Amortization of other intangible assets*)	1,050	384	1,925	962
Total depreciation and amortization	2,641	2,887	10,597	10,236

Write-downs of tangible and other intangible assets	69	213	129	921
Write-downs of goodwill	—	2,591	16	2,632
Total write-downs	69	2,804	145	3,553

Total depreciation, amortization and write-downs	2,710	5,691	10,742	13,789

*)	See specification below.

•	In the fourth quarter of 2003, certain reclassifications from tangible assets to intangible assets were made, mainly software in administrative support systems. The cumulative effect for 2003 of the reclassification was recorded in the fourth quarter of 2003, and this resulted in an increase in amortization of intangible assets and reduced depreciation of tangible assets by approximately NOK 700 million, mainly in the Mobile and Fixed business areas.

•	Depreciation of tangible assets in Mobile and Fixed were about at the same level as in the fourth quarter of 2002, when adjusted for the above-mentioned reclassification. In the other units, as a whole there was a reduction in the depreciation of tangible assets which was primarily due lower investments and the fact that some tangible assets were fully depreciated in the subsequent quarters.

•	Write-downs of goodwill in the fourth quarter of 2002 were mainly related to Mobile and EDB Business Partner.

*)	Specification of amortization of goodwill and other intangible assets (including amortization of Telenor’s net excess values)1)

	4th quarter		Year

(NOK in millions)	2003	2002	2003	2002

DiGi.Com	32	69	131	304
Pannon GSM	199	300	871	765
Kyivstar	67	72	252	87
Other Mobile	342	18	381	58
Total Mobile	640	459	1,635	1,214

Fixed	350	46	337	193
Broadcast	71	45	275	165
EDB Business Partner	37	46	152	169
Other units	114	47	212	223
Total	1,212	643	2,611	1,964

1)	Net excess values are the differences between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of subsidiaries.

	4th quarter		Year
Associated companies
(NOK in millions)	2003	2002	2003	2002

Telenors share of1)
Net income after taxes	(65)	(102)	329	341
Amortization of Telenor’s net excess values	(98)	(189)	(579)	(862)
Write-downs of Telenor’s excess values	(15)	(1,891)	(26)	(1,965)
Net gains on disposal of ownership interests	(1)	36	1,507	36
Net result from associated companies	(179)	(2,146)	1,231	(2,450)

1)	The figures are partly based on management’s estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line “net result from associated companies”. Net excess values are the differences between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of associated companies

•	Adjusted for associated companies that have been disposed of, net income after taxes from associated companies totalled approximately NOK 100 million in the fourth quarter of 2002, compared to the reported loss in the fourth quarter of 2003. Adjusted for companies that have been disposed of, net income after taxes from associated companies in Mobile was approximately in line with the fourth quarter of 2002, while Bravida reported increased losses. Net income for Bravida was materially affected by expenses for restructuring measures.

•	Reduced amortization of Telenor’s net excess values on associated companies compared to the fourth quarter of 2002 was mainly due to adjustments in amortization regarding previous periods and the effects of the write-downs recorded in the fourth quarter of 2002.

•	Write-downs of excess values in the fourth quarter of 2002 was mainly due to Sonofon and DTAC/UCOM.

	4th quarter		Year
Financial items
(NOK in millions)	2003	2002	2003	2002

Financial income	173	150	586	567
Financial expenses	(428)	(507)	(2,023)	(1,833)
Net foreign currency gain (loss)	(56)	(147)	(1)	(311)
Net (losses and write-downs)	201	(694)	73	(789)
Net financial items	(110)	(1,198)	(1,365)	(2,366)

Gross interest expenses	(440)	(464)	(2,033)	(1,901)
Net interest expenses	(291)	(336)	(1,549)	(1,425)

•	In the fourth quarter of 2002, the shares in Inmarsat and New Skies and the capital contribution in the Telenor Pension Fund were written down due to a decline in market values. In the fourth quarter of 2003 the write-downs of New Skies and the capital contribution in the Telenor Pension Fund were reversed as a result of increased market values, and a gain on the sale of shares in Inmarsat was recorded, totalling NOK 212 million.

Taxes

•	The tax rate in Norway is 28%. The effective tax rate for the Telenor group for 2003 is estimated at 32% of profit before taxes and minority interests. The estimated tax rate for 2003 increased from the estimate made in the third quarter of 2003. Telenor has in the fourth quarter of 2003 recorded deferred taxes on retained earnings in certain companies

•	The effective tax rate for Telenor is higher than 28% as a consequence of the recording of deferred taxes on retained earnings in certain companies outside Norway due to their good financial performance. Telenor now expects to receive dividends from these companies. The effective tax rate was also affected by negative results from certain associated companies and subsidiaries outside Norway and amortization and write-downs of goodwill, on which deferred tax assets have not been recognized. This was partially offset by tax-related losses upon liquidation and sale of companies, including Telenor Business Solutions UK.

•	The actual effective tax rate for the year may deviate from the estimated rate.

BALANCE SHEET AND CASH FLOW

•	The reduction in tangible assets compared to the end of the third quarter was due to the sale of Comincom, reclassification to intangible assets and currency fluctuations. The increase in associated companies was due to the investment in Golden Telecom. The reduction in other financial assets was partially due to the sale of shares in Inmarsat.

•	Net interest-bearing debt was reduced by NOK 3.8 billion from the end of the third quarter to NOK 17.8 billion at the end of 2003. The reduction was mainly due to cash flow from operations and cash received upon sale of investments, partially offset by investments in the fourth quarter of 2003. Currency fluctuations decreased net interest-bearing liabilities measured in Norwegian Kroner by approximately NOK 0.2 billion compared to the end of the third quarter of 2003.

DISPUTES

•	In the third quarter report Telenor reported that we had received a claim from Sense Communications ASA for repayment for alleged overcharging under the service provider agreement for the period 2000 to 2002. Sense has now quantified the claim to be approximately NOK 170 million. Sense reserves the right to bring other claims relating to 2003, and to recalculate the claim for all years. Telenor disputes the claim.

•	Enitel’s liquidators have in the fourth quarter brought an action against Telenor. The liquidators’ total claim is approximately NOK 121 million plus interest. The claim relates to leased lines, traffic terminated in the fixed network and traffic terminated in the mobile network for the period of 1997–2001. Telenor disputes the claim.

•	In December 2003, the arbitration proceedings regarding the ownership of the earth satellite stations at Eik, Norway, was ended with a decision in favour of Telenor. The decision is final. In January 2004, Telenor entered into an out-of-court settlement with Tele 2. In February 2004 the Court of Appeal delivered a judgement in favour of the defendant, Telenor, regarding a claim for compensation for alleged invalid termination of agreements between Teletopia and Telenor. The judgement is not final and enforceable. All three matters were discussed in note 24 to Telenor’s annual report 2002.

US GAAP

•	Net income and equity according to United States Generally Accepted Accounting Principles (US GAAP) will be published in the annual report for 2003.

OUTLOOK

•	Telenor expects a positive development in the results for the Group for 2004 compared to 2003, excluding special items. Growth in revenues is expected to continue, driven by international mobile operations. In addition, we expect the EBITDA margin to be approximately in line with 2003 after the consolidation of Sonofon, adjusted for special items. In markets with decreasing growth, there will be an increased focus on preserving Telenor’s current market positions. This may affect margins. Capital expenditure is expected to be higher than in 2003 as a consequence of the purchase of satellite capacity, consolidation of Sonofon and investment in new mobile technology in Norway.

•	For Telenor’s mobile operations outside of the Nordic region a continued growth in revenues is expected in 2004, but at a lower rate than in 2003. Increased competition in several of the markets may exert pressure on the EBITDA margin compared to 2003, and it is uncertain whether lower prices and increased use of marketing resources can fully be offset by extraction of synergies. For the Norwegian mobile operation, Telenor’s focus will be on maintaining its market position. Further, Telenor intends to focus on extracting synergies following the takeover of Sonofon. The effects of synergies are expected from 2005.

•	The development in revenues for Fixed — Norway will be affected to what extent expected increased ADSL and wholesale revenues compensate for lower traffic revenues and reduced subscription fees as a consequence of sale of access lines on a wholesale basis which started in the autumn of 2003. Excluding special items, it is expected that the EBITDA margin will be approximately in line with 2003.

•	In Broadcast and in other units an improved EBITDA is expected in 2004.

•	An increasing share of Telenor’s revenues and profits are from operations outside Norway. This increases Telenor’s exposure to currency fluctuations and political risk. At the same time, regulatory matters may have an impact on Telenor’s results.

•	The Board of directors has revised the dividend policy for Telenor. The new policy states that Telenor intends to distribute an annual dividend equal to 40%–60% of a normalized net income. The goal is to have a stable increase in the annual ordinary dividend per share. In addition the board of Telenor ASA will request a new approval from the general meeting to buy back Telenor shares.

The unaudited interim consolidated financial statements according to Norwegian accounting principles have been prepared on a basis consistent with Telenor’s financial statements as of year-end 2002, and in accordance with the Norwegian accounting standard for interim reporting.

The accounts submitted with the report have not been audited. This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section “Outlook” contains forward-looking statements regarding the group’s expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s Annual Report 2002 on Form 20-F filed with the Securities and Exchange Commission in the USA under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” (available at www.telenor.com/ir/).

Oslo, 12 February 2004
The Board of Directors of Telenor ASA

Profit and loss statement

	4th quarter		Year
Telenor group
(NOK in millions except net income per share)	2003	2002	2003	2002

Revenues	13,671	13,002	52,889	48,668
Gains on disposal of fixed assets and operations	130	40	232	158
Total revenues	13,801	13,042	53,121	48,826

Costs of materials and traffic charges	3,258	3,013	13,094	12,485
Own work capitalized	(173)	(170)	(571)	(567)
Salaries and personnel costs	2,550	2,724	9,561	10,104
Other operating expenses	3,255	3,836	12,506	13,188
Losses on disposal of fixed assets and operations	28	49	229	147
Depreciation and amortization	2,641	2,887	10,597	10,236
Write-downs	69	2,804	145	3,553
Total operating expenses	11,628	15,143	45,561	49,146

Operating profit (loss)	2,173	(2,101)	7,560	(320)

Associated companies	(179)	(2,146)	1,231	(2,450)
Net financial items	(110)	(1,198)	(1,365)	(2,366)
Profit (loss) before taxes and minority interests	1,884	(5,445)	7,426	(5,136)

Taxes	(604)	466	(2,376)	480
Minority interests	(281)	403	(490)	358
Net income (loss)	999	(4,576)	4,560	(4,298)

Net income (loss) per share in NOK — basic and diluted	0.56	(2.58)	2.57	(2.42)

BALANCE

Telenor group
(NOK in millions)	31.12.2003	30.09.2003	31.12.2002

Deferred tax assets	4,798	3,858	4,866
Intangible assets	14,757	14,371	15,045
Tangible assets	35,722	38,064	41,002
Associated companies	10,166	8,940	9,489
Other financial assets	3,819	4,914	3,760

Total fixed assets	69,262	70,147	74,162

Other current assets	9,806	10,659	9,772
Cash and interest-bearing investments	7,945	5,614	5,524

Total current assets	17,751	16,273	15,296

Total assets	87,013	86,420	89,458

Paid-in equity	29,311	29,285	29,285
Other equity	9,978	10,794	7,268
Cumulative translation adjustments	(2,052)	(2,299)	(2,868)

Shareholders equity	37,237	37,780	33,685

Minority interests	3,646	3,699	3,603

Total equity and minority interests	40,883	41,479	37,288

	2,330	1,543	1,176
Long-term interest-bearing liabilities	25,376	26,580	28,805
Long-term non-interest-bearing liabilities	754	989	473

Total long-term liabilities	26,130	27,569	29,278

Short-term interest-bearing liabilities	386	618	3,591
Short-term non-interest-bearing liabilities	17,284	15,211	18,125

Total short-term liabilities	17,670	15,829	21,716

Total equity and liabilities	87,013	86,420	89,458

CHANGE IN SHAREHOLDERS EQUITY

	01.01.2003	01.01.2003	01.01.2002
(NOK in millions)	- 31.12.2003	- 30.09.2003	31.12.2002

Shareholders equity as of 1 January	33,685	33,685	42,144
Net income	4,560	3,561	(4,298)
Dividends	(1,776)	—	(799)
Employee share issue	26	—	19
Consolidation Canal Digital	—	—	(658)
Acquisition Comincom	(35)	(35)	—
Acquisition GramennPhone	(39)	—	—
Translation adjustments	816	569	(2,723)

Shareholders equity	37,237	37,780	33,685

CASH FLOW STATEMENT

	Year
Telenor group
(NOK in millions)	2003	2002

Profit before taxes and minority interests	7,426	(5,136)
Taxes paid	(3,283)	(2,050)
Net (gains) losses including write-downs of financial items	(76)	778
Depreciation, amortization and write-downs	10,743	13,789
Associated companies	(1,232)	2,450
Difference between expensed and paid pensions	134	359
Currency (gains) losses not relating to operating activities	(78)	391
Change in other accruals	42	2,277
Net cash flow from operating activities	13,676	12,858

Payments on purchase of tangible and intangible assets	(6,536)	(9,098)
Payments on purchase of subsidiaries and associated companies, net of cash received	(506)	(12,232)
Proceeds from sale of tangible and intangible assets and businesses, net of cash paid	2,850	401
Proceeds from sale of and payments for other investments	738	(798)
Net cash flow from investment activities	(3,454)	(21,727)

Proceeds and payments interest-bearing liabilities	(7,022)	9,062
Proceeds from issuance of shares including from minorities in subsidiaries	25	200
Payment of dividends	(890)	(621)
Net cash flow from financing activities	(7,887)	8,641

Effect on cash and cash equivalents of changes in foreign exchange rates	45	(347)
Net change in cash and cash equivalents	2,380	(575)

Cash and cash equivalents 01.01.	5,264	5,839
Cash and cash equivalents by the end of the period	7,644	5,264

THE BUSINESS AREAS 4TH QUARTER

													Profit (loss)
													before taxes
	Total						Operating profit		Associated		Net financial		and minority
	revenues1)		of which external1)		EBITDA		(loss)		companies		items		interests

(NOK in millions)	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Mobile	6,311	5,666	5,963	5,349	2,494	2,084	1,432	(1,306)	(17)	(2,106)	(489)	(831)	926	(4,243)
Fixed	5,175	5,085	4,686	4,629	1,622	1,359	568	137	7	1	(155)	(199)	420	(61)
Broadcast	1,310	1,160	1,273	1,096	379	118	132	(241)	(18)	(7)	(284)	(497)	(170)	(745)
EDB Business Partner	1,113	1,126	830	919	177	82	68	(384)	—	2	(5)	(16)	63	(398)
Other business units	1,048	1,171	891	945	232	86	62	(92)	(151)	(26)	(6)	(626)	(95)	(744)
Corporate functions and Group activities	636	590	158	104	(32)	(202)	(136)	(307)	—	(1)	652	1,067	516	759
Eliminations	(1,792)	(1,756)	—	—	11	63	47	92	—	(9)	177	(96)	224	(13)

Total	13,801	13,042	13,801	13,042	4,883	3,590	2,173	(2,101)	(179)	(2,146)	(110)	(1,198)	1,884	(5,445)

THE BUSINESS AREAS FOR THE YEAR

													Profit (loss)
													before taxes
	Total						Operating profit		Associated		Net financial		and minority
	revenues1)		of which external1)		EBITDA		(loss)		companies		items		interests

(NOK in millions)	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Mobile	23,810	20,346	22,483	19,079	9,567	7,482	5,224	1,414	1,639	(2,030)	(2,182)	(2,050)	4,681	(2,666)
Fixed	20,509	20,022	18,796	18,352	6,665	5,597	2,531	731	8	(5)	(736)	(297)	1,803	429
Broadcast	4,820	3,605	4,661	3,364	1,229	499	181	(475)	(84)	(264)	(909)	(812)	(812)	(1,551)
EDB Business Partner	4,289	4,341	3,229	3,386	399	348	(4)	(409)	(13)	(5)	(71)	(86)	(88)	(500)
Other business units	4,205	5,040	3,590	4,255	408	178	(120)	(736)	(318)	(132)	(314)	(943)	(752)	(1,811)
Corporate functions and Group activities	2,317	2,259	362	390	23	(569)	(364)	(931)	(2)	(1)	2,846	1,929	2,480	997
Eliminations	(6,829)	(6,787)	—	—	11	(66)	112	86	1	(13)	1	(107)	114	(34)

Total	53,121	48,826	53,121	48,826	18,302	13,469	7,560	(320)	1,231	(2,450)	(1,365)	(2,366)	7,426	(5,136)

ANALYTICAL INFORMATION

	2001				2002				2003

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues (NOK in millions)	10,001	10,055	10,064	15,920	11,563	12,011	12,210	13,042	12,606	13,223	13,491	13,801
EBITDA excluding gains and losses (NOK in millions)	2,293	2,201	2,096	2,287	2,926	3,155	3,778	3,599	4,184	4,448	4,886	4,781
Operating profit (loss) (NOK in millions)	986	(309)	(1,912)	4,412	602	691	488	(2,101)	1,475	1,612	2,300	2,173
Profit (loss) before taxes and minority interests (NOK in millions)	10,666	1,428	(2,547)	708	31	383	(105)	(5,445)	1,047	2,490	2,005	1,884
Equity ratio including minority interests (%)	51.9	51.5	55.1	55.3	49.4	48.2	46.7	41.7	42.6	45.5	48.0	47.0
Net interest bearing liabilities (NOK in millions)	20,502	10,866	16,358	13,171	24,449	25,717	27,645	26,872	26,139	25,317	21,584	17,817
Net interest bearing liabilities/EBITDA excluding gains and losses last 12 months	2.3	1.2	2.0	1.5	2.6	2.5	2.3	2.0	1.8	1.6	1.3	1.0
Capex (NOK in millions)	2,395	2,666	2,724	3,849	1,879	2,161	2,169	2,680	1,230	1,314	1,460	2,450
Investments in businesses (NOK in millions)	714	999	4,218	1,281	8,875	2,271	493	772	23	268	9	263
No. of man-years	20,450	21,300	23,200	21,000	22,250	21,650	22,350	22,100	21,200	21,150	20,300	19,450
— of which abroad	5,300	5,900	7,600	6,300	7,700	7,800	8,600	8,900	8,700	8,700	8,100	7,450
MOBILE
Telenor Mobil (Norway)
No. of mobile subscriptions (NMT + GSM) (in thousands)	2,189	2,233	2,289	2,307	2,314	2,360	2,409	2,382	2,342	2,330	2,364	2,364
No. of GSM subscriptions (in thousands)	2,098	2,147	2,211	2,237	2,249	2,299	2,352	2,330	2,294	2,285	2,324	2,327
— of which prepaid (in thousands)	938	969	1,023	1,027	1,051	1,094	1,131	1,115	1,093	1,091	1,120	1,099
Traffic minutes per GSM subscription per month, generated and terminated	171	175	182	177	171	185	186	178	178	190	195	189
Average revenue per GSM subscription per month in the quarter (ARPU):	333	337	357	331	334	351	359	340	330	346	354	326
— of which contract	479	492	526	479	481	511	528	492	480	501	519	475
— of which prepaid	152	146	159	159	162	168	171	170	163	172	174	162
No. of SMS and content messages (in millions)	315	323	359	376	391	403	444	454	452	462	500	512
Pannon (Hungary)
No. of mobile subscriptions (in thousands)	—	—	—	—	2,001	2,146	2,311	2,450	2,514	2,514	2,564	2,618
— of which prepaid (in thousands)	—	—	—	—	1,446	1,596	1,767	1,910	1,989	1,981	2,019	2,023
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	113	115	112	112	104	110	113	116
Average revenue per GSM subscription per month in the quarter (ARPU):	—	—	—	—	182	184	177	177	153	165	170	173
— of which contract	—	—	—	—	383	391	401	415	386	414	416	412
— of which prepaid	—	—	—	—	97	98	94	100	86	92	97	99
DiGi.Com (Malaysia)
No. of mobile subscriptions (100% in thousands)	—	—	—	1,039	1,159	1,284	1,454	1,616	1,803	1,946	2,055	2,207
— of which prepaid (100% in thousands)	—	—	—	902	1,044	1,176	1,351	1,519	1,708	1,850	1,953	2,101
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	204	197	189	185	185	177	175	177	176
Average revenue per GSM subscription per month in the quarter (ARPU):	—	—	—	180	169	158	138	145	123	111	117	117
— of which contract	—	—	—	265	313	331	312	352	331	336	367	357
— of which prepaid	—	—	—	166	150	142	124	131	112	100	105	105
GrameenPhone (Bangladesh)
No. of mobile subscriptions (100% in thousands)	242	335	373	464	550	625	704	769	835	928	1,047	1,141
— of which prepaid (100% in thousands)	77	149	190	279	353	424	501	563	631	725	820	899
Traffic minutes per GSM subscription per month, generated and terminated	335	302	333	292	308	297	288	298	309	312	328	320
Average revenue per GSM subscription per month in the quarter (ARPU):	226	203	204	173	191	173	167	155	133	136	143	130
— of which contract	275	277	282	259	311	297	286	303	283	295	337	327
— of which prepaid	109	88	119	106	118	104	100	95	81	89	90	76
Kyivstar (Ukraine)
No. of mobile subscriptions (100% in thousands)	—	—	—	—	—	—	1,659	1,856	2,012	2,205	2,512	3,037
— of which prepaid (100% in thousands)	—	—	—	—	—	—	1,283	1,472	1,614	1,768	2,037	2,503
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	—	—	50	49	43	52	59	73
Average revenue per GSM subscription per month in the quarter (ARPU):	—	—	—	—	—	—	113	102	81	92	106	95
— of which contract	—	—	—	—	—	—	194	202	167	176	204	201
— of which prepaid	—	—	—	—	—	—	73	70	54	66	74	70
Associated companies
No. of mobile subscriptions (100% in thousands)	10,503	10,662	10,968	12,809	12,424	14,425	14,814	16,116	17,158	15,105	17,035	19,478
FIXED — Norway
Retail market
No. of PSTN subscriptions (in thousands)	1,646	1,619	1,573	1,545	1,522	1,497	1,480	1,467	1,449	1,427	1,381	1,308
No. of ISDN subscriptions (lines in thousands)	1,664	1,701	1,727	1,766	1,803	1,818	1,818	1,828	1,816	1,800	1,755	1,682
PSTN/ISDN generated traffic (mill. minutes)	5,177	4,736	4,367	4,805	4,702	4,392	3,864	4,387	4,268	3,876	3,454	3,787
Market share of PSTN/ISDN generated traffic (%)	73	73	73	73	73	73	73	72	70	70	69	69
No. of internet subscriptions residential market Norway (in thousands)	683	718	757	831	893	915	936	960	982	988	1,004	1,031
— of which Frisurf (in thousands)	305	343	386	437	481	503	525	533	553	560	564	574
— of which ADSL (in thousands)	3	5	11	23	42	53	64	90	114	124	139	163
No. of ADSL subscriptions business market Norway (in thousands)	—	—	—	1	1	2	3	4	7	10	11	14
Wholesale market
No. of PSTN subscriptions (in thousands)	—	—	—	—	—	—	—	—	11	12	42	104
No. of ISDN subscriptions (lines in thousands)	—	—	—	—	—	—	—	—	14	17	52	126
No. of ADSL subscriptions (in thousands)				—	5	6	8	15	21	31	41	56
No. of LLUB (in thousands)				12	18	25	32	42	53	59	68	80
BROADCAST
No. of television subscribers in the Nordic region
— Subscribers with satellite dish (in thousands)	439	478	506	569	614	646	664	701	713	708	726	763
— Cable TV subscribers (in thousands)	362	362	367	561	557	559	561	571	575	590	594	604
— Households in small antenna TV-networks (in thousands)	1,237	1,112	1,147	1,193	1,140	1,126	1,129	1,133	1,130	1,049	1,100	1,098

Special items

	4th quarter		Year

(NOK in millions)	2003	2002	2003	2002

EBITDA	4,883	3,590	18,302	13,469
Gains on disposal of fixed assets and operations	(130)	(40)	(232)	(158)
Losses on disposal of fixed assets and operations	28	49	229	147
EBITDA excluding gains and losses	4,781	3,599	18,299	13,458

Expenses for workforce reductions, loss contracts and exit from activities
Mobile	—	114	(21)	120
Fixed	30	193	6	311
Broadcast	5	48	7	65
EDB Business Partner	24	62	223	111
Other business units	6	(8)	38	122
Corporate functions and Group activities	18	82	34	272
Eliminations	—	39	—	47
Total workforce reductions, loss contracts and exit from activities	83	530	287	1,048

Adjusted EBITDA	4,864	4,129	18,586	14,506

Write-downs
Mobile	6	2,176	35	2,289
Fixed	17	131	24	500
Broadcast	9	110	18	130
EDB Business Partner	11	360	28	364
Other business units	23	39	37	332
Corporate functions and Group activities	3	—	3	—
Eliminations	—	(12)	—	(62)
Total write-downs	69	2,804	145	3,553

Adjusted operating profit	2,223	1,242	7,989	4,270

Special items associated companies
(Gains) losses on disposal of ownership interests	1	(36)	(1,507)	(36)
Write-down Sonofon	—	1,000	—	1,000
Write-down DTAC/UCOM	—	881	—	881
Write-down Oniway	—	316	—	316
Other write-downs associated companies	14	10	25	84
Total special items associated companies	15	2,171	(1,482)	2,245

Net (gains) losses and write-downs financial items	(201)	694	(73)	789
Adjusted profit (loss) before taxes and minority interests	1,748	763	6,300	2,488

Reconciliations

	4th quarter		Year

(NOK in millions)	2003	2002	2003	2002

Net income (loss)	999	(4,576)	4,560	(4,298)
Minority interests	281	(403)	490	(358)
Taxes	604	(466)	2,376	(480)
Profit (loss) before taxes and minority interests	1,884	(5,445)	7,426	(5,136)
Net financial items	110	1,198	1,365	2,366
Associated companies	179	2,146	(1,231)	2,450
Operating profit (loss)	2,173	(2,101)	7,560	(320)
Depreciation and amortization	2,641	2,887	10,597	10,236
Write-downs	69	2,804	145	3,553
EBITDA	4,883	3,590	18,302	13,469

Net (gains) losses on disposal of fixed assets and operations	(102)	9	(3)	(11)
EBITDA excluding gains and losses	4,781	3,599	18,299	13,458

Expenses for workforce reductions, loss contracts and exit of activities	83	530	287	1,048
Adjusted EBITDA	4,864	4,129	18,586	14,506

Operating profit (loss)	2,173	(2,101)	7,560	(320)
Write-downs	69	2,804	145	3,553
Net (gains) losses on disposal of fixed assets and operations	(102)	9	(3)	(11)
Expenses for workforce reductions, loss contracts and exit of activities	83	530	287	1,048
Adjusted operating profit (loss)	2,223	1,242	7,989	4,270

Associated companies	(179)	(2,146)	1,231	(2,450)
Total special items associated companies	15	2,171	(1,482)	2,245
Adjusted associated companies	(164)	25	(251)	(205)

Profit (loss) before taxes and minority interests	1,884	(5,445)	7,426	(5,136)
Write-downs	69	2,804	145	3,553
Net (gains) losses on disposal of fixed assets and operations	(102)	9	(3)	(11)
Expenses for workforce reductions, loss contracts and exit of activities	83	530	287	1,048
Special items associated companies	15	2,171	(1,482)	2,245
Net (gains) losses and write-downs financial items	(201)	694	(73)	789
Adjusted profit (loss) before taxes and minority interests	1,748	763	6,300	2,488

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
Name: Torstein Moland (sign.)
Title: CFO

Date: 13th February, 2004

11/11